UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ENERGROUP HOLDINGS CORPORATION
-------------------------------------
(NAME OF ISSUER)

Common Stock, par value $0.001 per share
----------------------------------------
(TITLE OF CLASS OF SECURITIES)

29268R20-5
--------------
(CUSIP NUMBER)

Shi Huashan
No. 9 Xinyi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 116039
-----------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

December 31, 2007
-----------------------------------------------------
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

PERSON 1

1	NAMES OF REPORTING PERSONS SHINE GOLD HOLDINGS LIMITED I.R.S. Identification No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

BRITISH VIRGIN ISLANDS

	7	Sole Voting Power

		10,690,668

Number of	8	Shared Voting Power
Shares
		0
Beneficially
Owned by	9	Sole Dispositive Power

Each Reporting		10,690,668
Person With
	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,690,668

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A
☐
13	Percent of Class Represented by Amount in Row (11)

50.6%

14	Type of Reporting Person*

OO

PERSON 2

1	NAMES OF REPORTING PERSONS CHONG SHUN I.R.S. Identification No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

HONG KONG

	7	Sole Voting Power

		10,690,668

Number of	8	Shared Voting Power
Shares
		0
Beneficially
Owned by	9	Sole Dispositive Power

Each Reporting		10,690,668
Person With
	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

10,690,668

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A
☐
13	Percent of Class Represented by Amount in Row (11)

50.6%

14	Type of Reporting Person*

IN

PERSON 3

1	NAMES OF REPORTING PERSONS SMART BEAT LIMITED I.R.S. Identification No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

BRITISH VIRGIN ISLANDS

	7	Sole Voting Power

		2,049,390

Number of	8	Shared Voting Power
Shares
		0
Beneficially
Owned by	9	Sole Dispositive Power

Each Reporting		2,049,390
Person With
	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,049,390

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A
☐
13	Percent of Class Represented by Amount in Row (11)

9.7%

14	Type of Reporting Person*

OO

PERSON 4

1	NAMES OF REPORTING PERSONS WEI MEIRONG I.R.S. Identification No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

HONG KONG

	7	Sole Voting Power

		2,049,390

Number of	8	Shared Voting Power
Shares
		0
Beneficially
Owned by	9	Sole Dispositive Power

Each Reporting		2,049,390
Person With
	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,049,390

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A
☐
13	Percent of Class Represented by Amount in Row (11)

9.7%

14	Type of Reporting Person*

IN

PERSON 5

1	NAMES OF REPORTING PERSONS SHINY SNOW HOLDINGS LIMITED I.R.S. Identification No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

BRITISH VIRGIN ISLANDS

	7	Sole Voting Power

		1,948,890

Number of	8	Shared Voting Power
Shares
		0
Beneficially
Owned by	9	Sole Dispositive Power

Each Reporting		1,948,890
Person With
	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,948,890

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A
☐
13	Percent of Class Represented by Amount in Row (11)

9.2%

14	Type of Reporting Person*

OO

PERSON 6

1	NAMES OF REPORTING PERSONS KUO CHING WAN AMY I.R.S. Identification No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

HONG KONG

	7	Sole Voting Power

		1,948,890

Number of	8	Shared Voting Power
Shares
		0
Beneficially
Owned by	9	Sole Dispositive Power

Each Reporting		1,948,890
Person With
	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,948,890

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A
☐
13	Percent of Class Represented by Amount in Row (11)

9.2%

14	Type of Reporting Person*

IN

PERSON 7

1	NAMES OF REPORTING PERSONS SHI HUASHAN I.R.S. Identification No. of Above Person

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

PEOPLE’S REPUBLIC OF CHINA

	7	Sole Voting Power

		0

Number of	8	Shared Voting Power
Shares
		0
Beneficially
Owned by	9	Sole Dispositive Power

Each Reporting		0
Person With
	10	Shared Dispositive Power

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,688,948 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A
☐
13	Percent of Class Represented by Amount in Row (11)

69.5%

14	Type of Reporting Person*

IN

(1)
Mr. Huashan maybe deemed to be a “beneficial owner” of the 14,688,948 shares (the “Shares”) held by Shine Gold Holdings Limited, Smart Beat Limited and Shiny Snow Holdings Limited (the “Shi Family Companies”), collectively, in accordance with Rule 13d-3(b) of the Securities Exchange Act of 1934. Mr. Huashan and certain of his relatives (the “Shi Family”) have entered into trust agreements with three non-PRC individuals, under which the non-PRC individuals shall hold the shares of the Shi Family Companies as trustees for the benefit of the Shi Family. The natural persons with voting power and investment power on behalf of the Shi Family Companies are (i) Chong Shun, (ii) Kuo Ching Wan Amy, and (iii) Wey Meirong, respectively (collectively, the “Trustees”). As beneficiaries of the trust arrangements, members of the Shi Family have only economic rights with respect to the shares held by the Shi Family Companies. Mr. Huashan and the Shi Family hereby disclaim beneficial ownership except to the extent of their pecuniary interest in the Company shares held by the Shi Family Companies.

ITEM 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of ENERGROUP HOLDINGS CORPORATION, a Nevada corporation (the “Company”). The address of the Company’s principal executive office is No. 9 Xin Yi Street, Ganjingzi District, Dalian City, Liaoning Province, PRC 116039.

ITEM 2. Identity and Background

This Schedule 13D is being filed on behalf of Shine Gold Holdings Limited, a company organized under the laws of the British Virgin Islands (“Shine Gold”), Chong Shun, the director of Shine Gold and a citizen of Hong Kong, on behalf of himself, Smart Beat Limited, a company organized under the laws of the British Virgin Islands (“Smart Beat”), Wei Meirong, the director of Smart Beat and a citizen of Hong Kong, on behalf of himself, Shiny Snow Holdings Limited, a company organized under the laws of the British (“Shiny Snow,” and together with Shine Gold and Smart Beat, the “Shi Family Companies), Kuo Ching Wan Amy, the director of Shiny Snow and a citizen of Hong Kong, on behalf of himself, and Shi Huashan, the Chief Executive Officer of the Company and a citizen of the People’s Republic of China, on behalf of himself.

The persons named in this paragraph are sometimes referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Shi Family Companies are holding companies. The address for the Reporting Persons is No. 9 Xin Yi Street, Ganjingzi District, Dalian City, Liaoning Province, PRC 116039.

During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source of Amount of Funds or Other Compensation

On December 31, 2007, the Company entered into a share exchange agreement (the “Exchange Agreement”) with Precious Sheen Investments Limited, a company organized under the laws of the British Virgin Islands (“PSI”) and the stockholders of PSI. As stockholders of PSI, the Reporting Persons acquired shares of the Company in the share exchange transaction.

Pursuant to the Exchange Agreement, the Company exchanged an aggregate of 16,850,000 shares of its common stock for all of the outstanding common stock of PSI. Following the closing of the Exchange Agreement, (i) there were 21,136,391 shares of the Company’s common stock outstanding, (ii) PSI became a wholly-owned subsidiary of the Company, and (iii) the stockholders of PSI owned approximately 79.72% of the Company’s issued and outstanding shares.

Because the stockholders of PSI obtained control of the Company, the exchange of shares was accounted for as a reverse acquisition under the purchase method of accounting, with PSI being treated as the continuing entity. In the reverse acquisition, the Company issued 10,690,668 shares of the Company’s common stock to Shine Gold in exchange for 6,348 shares of PSI’s common stock, 2,049,390 shares of the Company’s common stock to Smart Beat in exchange for 1,216 shares of PSI’s common stock and 1,948,890 shares of the Company’s common stock to Shiny Snow in exchange for 1,157 shares of PSI’s common stock. In the aggregate, the Company issued 14,688,948 shares of the Company’s common stock to the Shi Family Companies for 8,721 shares of PSI’s common stock.

Mr. Huashan may be deemed to be a “beneficial owner” of the 14,688,948 shares (the “Shares”) held by the Shi Family Companies, collectively, in accordance with Rule 13d-3(b) of the Securities Exchange Act of 1934. Mr. Huashan, his daughter, Shi Jing, and his daughter-in-law, Ma Fengqin, are the shareholders of Shine Gold. Mr. Huashan’s sister, Shi Yu Gui, is the sole shareholder of Smart Beat and Mr. Huashan’s sister, Shi Chun Hua, is the sole shareholder of Shiny Snow. Mr. Huashan and the above-mentioned relatives (the “Shi Family”) have entered into trust agreements with three non-PRC individuals, under which the non-PRC individuals shall hold the shares of the Shi Family Companies as trustees for the benefit of the Shi Family. The natural persons with voting power and investment power on behalf of the Shi Family Companies are (i) Chong Shun, (ii) Kuo Ching Wan Amy, and (iii) Wey Meirong, respectively (collectively, the “Trustees”). As beneficiaries of the trust arrangements, Mr. Huashan and the Shi Family have only economic rights with respect to the shares held by the Shi Family Companies. Mr. Huashan and the Shi Family hereby disclaim beneficial ownership except to the extent of their pecuniary interest in the Company shares held by the Shi Family Companies.

A copy of the Exchange Agreement is referenced herein as an exhibit and incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 7, 2008.

The Reporting Persons acquired the Shares as former holders of PSI common stock pursuant to this reverse acquisition.

ITEM 4. Purpose of Transaction

The purpose of the transactions were to carry out the reverse acquisition described in Item 3 of this Schedule 13D, which is hereby incorporated by reference. The issuance of the Shares to the Reporting Persons was approved by the Board of Directors of the Company.

The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b), (c), (e) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference. Applicable percentages are based upon 21,136,391 shares of common stock outstanding as of January 1, 2008.

(b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of each Reporting Person, other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits

(1)	Joint Filing Agreement attached hereto as Exhibit A.

(2)
Share Exchange Agreement dated December 31, 2007, by and among PSI, the shareholders of PSI and the Company, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 7, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2008

/s/ Chong Shun
Shine Gold Holdings Limited
By: Chong Shun, Director

/s/ Chong Shun
Chong Shun, an individual

/s/ Wei Meirong
Smart Beat Limited
By: Wei Meirong, Director

/s/ Wei Meirong
Wei Meirong, an individual

/s/ Kuo Ching Wan Amy
Shiny Snow Holdings Limited
By: Kuo Ching Wan Amy, Director

/s/ Kuo Ching Wan Amy
Kuo Ching Wan Amy, an individual

/s/ Shi Huashan
Shi Huashan, an individual

EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement of Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: January 11, 2008

/s/ Chong Shun
Shine Gold Holdings Limited
By: Chong Shun, Director

/s/ Chong Shun
Chong Shun, an individual

/s/ Wei Meirong
Smart Beat Limited
By: Wei Meirong, Director

/s/ Wei Meirong
Wei Meirong, an individual

/s/ Kuo Ching Wan Amy
Shiny Snow Holdings Limited
By: Kuo Ching Wan Amy, Director

/s/ Kuo Ching Wan Amy
Kuo Ching Wan Amy, an individual

/s/ Shi Huashan
Shi Huashan, an individual